Exhibit (a)(4)

WOODBRIDGE LIQUIDATION TRUST
Michael I. Goldberg, Liquidation Trustee
350 East Las Olas Boulevard, Suite 1600
Ft. Lauderdale, Florida  33301
January 13, 2020

VIA MAIL & WEB POSTING

Dear Holders of Liquidation Trust Interests:

As the Liquidation Trustee of Woodbridge Liquidation Trust (the “Trust”), I would like to communicate with you further regarding the pending tender offer by Contrarian Liquidity Option, LLC (“Contrarian”).  The tender offer, which commenced on December 12, 2019, is presently to purchase 2,015,305 of the Trust’s outstanding Class A Liquidation Trust Interests (the “Interests”).

As you will recall, on December 19, 2019, the Supervisory Board of the Trust (the “Board”) and I recommended that you not accept Contrarian’s offer. That recommendation was based on our review and evaluation of the terms and conditions of Contrarian’s offer that were in effect at that time

Since then, Contrarian has amended its offer, most recently on January 8, 2020.  This most recent amendment was made shortly after the Trust announced a cash distribution of $4.50 per Interest payable to holders of record as of close of business on January 3, 2020 (the “January 3 Distribution”).  Before the amendment, Contrarian’s “base” offer price of $10.00 per Interest was subject to deduction for the amount of any distributions paid by the Trust to holders with a record date occurring during the tender offer period.  As amended, Contrarian’s offer excludes the January 3 Distribution as a deduction from the base offer price of $10.00.  Therefore, Contrarian’s most recent amendment effectively increases the value of Contrarian’s offer by $4.50 per Interest.

The Board and I are, of course, encouraged by this enhancement of Contrarian’s offer.  Nevertheless, it continues to be our recommendation that you not accept Contrarian’s offer.

Our recommendation is made for the following reasons:

•
An offer price of $10.00 per Interest (without reduction for the January 3 Distribution) remains, in the Board’s view, substantially less than the value of the Interests that is implied merely by the value of the Trust’s net assets in liquidation, without attributing any value to potential future litigation recoveries by the Trust.  Based on the Trust’s most recent financial statements, adjusted for the recent $4.50 per Interest distribution, and the number of estimated Interests, each Interest has a current implied value of approximately $23.96 (without attributing any value to potential future litigation recoveries by the Trust).  Thus, the Contrarian offer of $10.00 per Interest is approximately 42% of the implied value of the Interests, attributing no value to potential future litigation recoveries.

•
In the view of the Board, a valuation of $10.00 per Interest (without reduction for the January 3 Distribution) is not justifiable other than on the basis of a combination of assumptions that, in the view of the Board, would be unrealistic or extremely conservative.

•
Contrarian’s evaluation of the liquidation prospects of the Trust and its subsidiaries have already proven to be not well-founded in certain respects.  For example, in its tender offer materials, Contrarian initially expressed concern over the sale by the Trust of its property at 1966 Carla Ridge, Beverly Hills, CA, indicating that this property was a unique asset and could take a very long time to sell, potentially at a distressed price.  But in fact, the Carla Ridge property was among those whose sale closed in late 2019.  The closing sales price for this property was in excess of the value ascribed to this property in preparing the Trust’s most recent financial statements.

•
In its tender offer materials, Contrarian at times has relied on hypothetical risk scenarios provided with little or no support.  For example, Contrarian has raised the possibility of a 15% cost overrun and a 15% decline in estimated real estate values, without citing any specific reason to believe that trends of this magnitude are likely to occur over the next few years.  Even if this hypothetical were to become reality, Contrarian’s offer would still be only approximately 58% of the implied value of the Interests, attributing no value to potential future litigation recoveries.

•
Holders considering whether to tender their Interests are unable at this time to compare Contrarian’s offer price with any publicly quoted market price.  Holders electing to tender their Interests will forego the opportunity to sell their Interests in any organized securities market, in which pricing for the Interests would be more competitively established and possibly more attractive.  To the knowledge of the Trust, as of January 10, 2020, at least one potential market maker has applied to FINRA for a trading symbol for the Interests, which, if successful, would allow the trading of Interests to take place on an over-the-counter market.  The Trust is advised that, barring unforeseen circumstances, a trading symbol for the Interests may be assigned by FINRA in as few as two weeks.

For more information about the Trust and Contrarian’s offer, I encourage you to read the Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 filed by the Trust with the U.S. Securities and Exchange Commission on January 13, 2020, a copy of which is included with this letter.

Sincerely,

/s/ Michael Goldberg
Michael Goldberg,
Liquidation Trustee of the Woodbridge Liquidation Trust

Forward-Looking Statements

This letter includes forward-looking statements. All statements concerning activities, events or developments that the Trust expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Trust has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the possibility of properties being sold at or in in excess of ascribed values, the timing and likelihood of the assignment of a trading symbol for the Interests and the competitiveness or attractiveness of pricing for the Interests on an over-the-counter market.  All such statements are based on the Trust’s current expectations and involve risks and uncertainties which may cause actual results to differ materially from those set forth in such statements.  Such risks and uncertainties include the risk of obstacles and delays in the trading symbol assignment process, potentially low trading volumes for the Interests, relatively few securities brokers making a market in the Interests, and other risks and uncertainties pertaining to the Trust, including the risks and uncertainties discussed in the Trust’s filings with the SEC, including in the “Risk Factors” section of the Trust’s Registration Statement on Form 10-12G and other documents filed with the SEC. Accordingly, no assurances can be given as to whether any of the events anticipated by the forward-looking statements will occur or what impact they will have.  Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Trust undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.